The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Subject to Completion. Dated April 22, 2008.

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $ Inflation-Linked Notes due (Coupon Linked to Annual Changes in the Consumer Price Index)

The amount payable on your notes on the stated maturity date (which will be set on the trade date and is expected to be approximately five years after the original issue date, subject to postponement due to non-business days) will be an amount in cash equal to the face amount of your notes. In addition, interest, if any, will be payable annually on May 8 of each year, beginning on May 8, 2009 and ending on the stated maturity date. We refer to each such annual period as an “interest period”. The interest rate applicable to each interest period will be determined based on the level of the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the “index”. We will determine the applicable interest rate with respect to any interest period by first calculating the percentage increase or decrease in the level of the index as of the month of February that is approximately three months prior to the relevant interest payment date from the level of the index as of the month of February that is approximately fifteen months prior to the relevant interest payment date, the result of which we refer to as the “annual inflation rate”. With respect to any given interest period:

•	if the annual inflation rate is equal to or less than the lower threshold of 2%, the interest rate per annum will equal 0%;

•

if the annual inflation rate is greater than the lower threshold but less than the upper threshold of 6%, the interest rate per annum will equal the product of (i) the multiplier (which will be set on the trade date and is expected to be between 3.25 and 4) times (ii) the result of the annual inflation rate minus the spread of 2%; and

•

if the annual inflation rate is greater than or equal to the upper threshold, the interest rate per annum will equal the product of (i) the multiplier times (ii) 4%, the result of which is expected to equal between 13% and 16% per annum.

You will not be paid any interest for any interest period with respect to which the applicable annual inflation rate is equal to or less than the lower threshold of 2%. In addition, the maximum interest rate for any interest period is limited to between 13% and 16% per annum. Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-7.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific to Your Notes” on page S-3 so that you may better understand those risks.

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. For more details, please see “Supplemental Discussion of Federal Income Tax Consequences” on page S-17.

The notes being purchased have the following terms:

Issuer: The Goldman Sachs Group, Inc.

Face amount: $

Stated maturity date:                     , subject to postponement as described elsewhere in this prospectus supplement

Specified currency: U.S. dollars (“$”)

Interest rate: as described under “Specific Terms of Your Notes — Interest Payments” on page S-7

Interest determination dates: the fifth business day prior to any interest payment date

Day count fraction: 1/1 (ISDA)

Business day convention: Following

Trade date:                     , 2008

Original issue date:                     , 2008

Original issue price: 100% of the face amount

Underwriting discount:          % of the face amount

Net proceeds to the issuer:          % of the face amount

Original issue discount notes: no

Form of notes: global form only

Redemption and repayment: not applicable

Defeasance: not applicable

Listing: not applicable

Calculation agent: Goldman, Sachs & Co.

CUSIP No.:

The issue price, underwriting discount and net proceeds listed above relates to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2008

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Value of Your Notes on the Date of This Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is Significantly Less than the Original Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in your notes, the price quoted by us or our affiliates for your notes would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman Sachs.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

In Periods of Little or No Inflation, the Interest Rate Applicable to Your Notes May Be Zero

Interest payable on the notes is linked to year over year changes in the level of the index determined each February over the life of the notes. If the February level of the index for successive years does not appreciate over the lower threshold of 2%, or if the index depreciates in such interest periods, which is likely to occur when there is deflation, investors in the notes will receive no annual interest payment for such interest periods.

The Interest Rate on the Notes May Be below the Rate Otherwise Payable on Similar Floating Rate Securities Issued by Us

If there are only minimal increases, no changes or decreases in the February level of the index from year to year over the life of the notes, the interest rate on the notes may be below what we would currently expect to pay as of the date of this prospectus supplement if we issued a floating rate debt instrument with terms similar to those of the notes. As a result, even if you receive some interest payments over the life of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Interest Payable on Your Notes to Increase May Be Limited

Since the interest rate applicable to any given interest period is capped at between 13% and 16%, if the annual inflation rate exceeds the upper threshold, your ability to participate in any appreciation in the level of the index will be limited. Accordingly, the interest payable on your notes, if any, on each interest payment date may be significantly less than it would have been had you invested directly in the underlying index during the applicable interest period.

The Interest Rate Will Not Be Affected by the Level of the Index in Any Month Other Than February of Each Year

The interest payable on your notes, if any, with respect to each interest period will be determined based on the percentage change in the level of the index as of the month of February included in such interest period relative to the level of the index as of the month of February included in the interest period immediately preceding such interest period (or, with respect to the initial interest period, February of 2008). Although the percentage change in the level of the index during the life of your notes may be higher if determined with respect to a month other than February, you will not benefit from the level of the index as of any month other than February.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Historical Levels of the Index Are Not an Indication of Future Levels of the Index

In the past, the level of the index has experienced significant fluctuations. You should note that historical fluctuations and trends of the levels of the index are not necessarily indicative of future levels of the index. Any historical upward or downward trend of the level of the index is not an indication that the level of the index is more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical levels of the index provided elsewhere in this prospectus supplement as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the volatility — i.e., the frequency and magnitude of changes in the level of the index;

•	economic, financial, regulatory and political, military or other events that affect the level of the index generally.

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the price you will receive if you sell your notes before maturity. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the index based on its historical fluctuations. The actual levels of the index over the life of the notes, as well as the interest payable on each interest payment date, if any, may bear little or no relation to the historical levels of the index or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the levels of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman, Sachs & Co. Relating to Products Linked to the Index May Adversely Affect the Value of Your Notes

Goldman, Sachs & Co. and its affiliates actively trade instruments and derivative products linked to the index. Trading in such products by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of your notes.

Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the index or other similar measures. An increased level of investment in products linked to the index may negatively affect the value of your notes over the life of your notes.

Although we are not obligated to do so, we expect to hedge our obligation under the notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the products linked to the index. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns linked to the index.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the Index that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the index or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

The Policies of the Index Sponsor and Changes that Affect the Index Could Affect the Interest Payable on Your Notes, If Any, and Their Market Value

The policies of the index sponsor concerning the calculation of the level of the index could affect the level of the index and, therefore, the interest payable on your notes, if any, on the interest payment dates and the market value of your notes before maturity. The interest payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the level of the index, or if the index sponsor discontinues or suspends calculation or publication of the level of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if any of the index level necessary to calculate the annual inflation rate is not available for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level — and thus the interest payable on the applicable interest payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level and the interest payable on your notes, if any, more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” below.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the index level in certain circumstances, which we will use to determine the interest we will pay on the applicable interest payment date, if any. See “Specific Terms of Your Notes — Interest Payments” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

There Is No Affiliation between the Index Sponsors and Us, and We Are Not Responsible for Any Disclosure by the Index Sponsor

The index is currently calculated and published by the Bureau of Labor Statistics of the U.S. Department of Labor, a division of the U.S. federal government. Goldman Sachs is not affiliated with the index sponsor. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the index sponsor. You, as an investor in your notes, should make your own investigation into the index and the index sponsor. See “The Index” below for additional information about the index.

The index sponsor is not involved in the offering of your notes in any way and has no obligation of any sort with respect to your notes. Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the level of the index.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first page of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index and Index Sponsor

In this prospectus supplement, when we refer to the “index”, we mean the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with 1982-1984 average as the base reference period), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg page “CPURNSA” or any successor or replacement service or page, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the “index sponsor” as of any time, we mean the entity that determines and publishes the index as then in effect. The index sponsor as of the date of this prospectus supplement is the Bureau of Labor Statistics of the U.S. Department of Labor.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the $1,000 face amount.

Stated maturity date

The stated maturity date will be set on the trade date and is expected to be approximately five years after the original issue date. However, if that scheduled day is not a business day, the stated maturity date will instead occur on the next following business day.

Interest Payments

Interest, if any, will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus and accompanying prospectus supplement with regard to floating rate notes, except that (i) the interest rate and the amount of interest with respect to any given interest period will be determined based on the index level as described below, and (ii) the interest payment dates and regular record dates will be those specified in this prospectus supplement.

The interest rate applicable to each interest period will be determined in the following manner:

•	if the annual inflation rate is equal to or less than the lower threshold of 2%, 0% per annum;

•

if the annual inflation rate is greater than the lower threshold but less than the upper threshold of 6%, the rate per annum that equals the product of (i) the multiplier that will be set on the trade date and is expected to be between 3.25 and 4 times (ii) the result of the annual inflation rate minus a spread of 2%; and

•

if the annual inflation rate is greater than or equal to the upper threshold, the rate per annum that equals the product of (i) the multiplier times (ii) 4%, the result of which is expected to equal between 13% and 16% per annum.

The annual inflation rate equals the quotient of (i) the index level for the relevant interest period minus the index level for the immediately preceding interest period (or, with respect to the initial interest period, the index level of the index for February of 2008) divided by (ii) the index level for the immediately preceding interest period (or, with respect to the initial interest period, the index level of the index for February of 2008), expressed as percentage.

The index level for any given interest period equals the level of the index, or successor index, published by the index sponsor for the month of February included in such interest period, subject to adjustments as described under “— Discontinuance or Modification of the Index” below.

Calculation of interest

The calculation agent will calculate the amount of interest that has accrued on your notes during each interest period in the following manner. For each interest period, on the relevant interest determination date, the calculation agent will calculate the amount of accrued interest by multiplying the outstanding face amount of your notes by an accrued interest factor for the interest period. The accrued interest factor will equal the sum of the interest factors calculated for each calendar day during the interest period. The interest factor for each calendar day will be expressed as a decimal and will be calculated by dividing the interest rate determined for the interest period to which such calendar day belongs, also expressed as a decimal, by the actual number of the calendar days included in the relevant year. The interest determination date with respect to any given interest period will occur on the fifth business day prior to the interest payment date with respect to such interest period.

Interest payment dates, regular record dates and interest periods

Interest will be paid on your notes on each interest payment date, which will be May 8 of each year, commencing on May 8, 2009 and ending on the originally scheduled stated maturity date. If the stated maturity date does not occur on the scheduled day, the interest payment date scheduled to occur on that scheduled day will instead occur on the stated maturity date. However, interest on your notes will accrue only up to but excluding the originally scheduled stated maturity date.

The regular record date with respect to any given interest payment date will be the fifth business day prior to such interest payment date. We refer to the period from and including an interest payment date (or, with respect to the initial interest period, the original issue date) to but excluding the immediately succeeding interest payment date as an interest period. The interest payment date with respect to any given interest period, therefore, will be the interest payment date that immediately follows the last day of such interest period.

Discontinuance or Modification of the Index

If the index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the index level with respect to the applicable interest period and any subsequent interest period by reference to (i) the substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997), or (ii) if no such index is chosen, the substitute index determined by the calculation agent in accordance with general market practice at the time.

If the calculation agent in its sole discretion determines that the index is discontinued or substantially altered and there is no substitute index, or that the index level with respect to any interest period is not available because of any other reason, the calculation agent will determine the index level for such interest period by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index. For the avoidance of doubt, however, if the base reference period of the index is changed to a different year or period and the 1982-1984 base reference period is no longer used, the base reference period for the notes will continue to be the 1982-1984 base reference period as long as the index with the 1982-1984 base reference period continues to be published.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each note as the outstanding principal amount of that note. Although the terms of the notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, the interest payable, if any, on each interest payment date, business days, postponement of the stated maturity date, the default amount and any amount payable on your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

        Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the index. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the notes and perhaps in connection with other notes we issue, some of which may have returns linked to the index. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the index, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the notes and perhaps relating to other notes with returns linked to the index.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity or upon redemption, as applicable. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman, Sachs & Co. Relating to Products Linked to the Index May Adversely Affect the Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

THE INDEX

The index for your notes, i.e., the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with 1982-1984 average as the base reference period), is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (which we refer to as the “BLS”). The index is expressed in relative terms in relation to a base reference period for which the level is set at 100. The base reference period for the index is the 1982-1984 average. The index for a particular month is published during the following month.

The index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns.

Additional information about the index is available on the following website: http://www.bls.gov/cpi/. We are not incorporating by reference the website or any material it includes into this prospectus supplement, the accompanying prospectus, dated December 5, 2006, or the accompanying prospectus supplement, dated December 5, 2006.

Historical Levels of the Index and Hypothetical Examples

Provided below are historical February levels of the index as reported by the BLS for the period from February 1997 to February 2008. Also provided below are the hypothetical interest rates for the hypothetical interest periods from May 1997 to May 2008 that would have resulted from the historical levels of the February Index presented below. We obtained the levels of the index listed in the table below from Bloomberg Financial Services, without independent verification.

The level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the index during any period shown below is not an indication that the level of the index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the index as an indication of the future levels of the index. We cannot give you any assurance that the future levels of the index will result in you receiving any interest over the life of your notes. Neither we nor any of our affiliates make any representation to you as to the levels of the index. The actual levels of the index over the life of the notes, as well as the interest, if any, payable on the interest payment dates, may bear little relation to the historical levels shown below. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of your notes during the life of your notes than would otherwise have been the case. In light of the increased volatility currently being experienced by U.S. and global markets and recent market declines, it may be substantially more likely that the index will be more volatile over the life of your notes than it has been historically and as a result that the level of the index may decrease, remain unchanged or increase insufficiently.

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect of general trends in the February level of the index on the amount of interest payable on the notes. However, the level of the index may not increase or decrease over the life of the notes in accordance with any of the trends depicted by the historical information shown in the table below, and the size and frequency of any fluctuations in the level of the index over the life of the notes, which we refer to as the volatility of the index, may be significantly different than the historical volatility of the index indicated in the table. No one can predict what the index level with respect to any given interest period will be throughout the life of your notes, and no one can predict whether interest will accrue on your notes on any interest period during the life of your notes. As a result, the hypothetical interest rates shown in the table below should not be taken as an indication of the actual interest rates, if any, that may be paid on the interest payment dates over the life of your notes.

The “Hypothetical Annual Interest Rates” set forth in the right-hand column below assume the multiplier of 3.6 for the calculation of the interest rate. The actual multiplier will be set on the trade date.

Year	Historical Level of the Index in February	Hypothetical Annual Inflation Rate	Hypothetical Interest Rate
1997	159.6	—	—
1998	161.9	1.44%	0.00%
1999	164.5	1.61%	0.00%
2000	169.8	3.22%	4.40%
2001	175.8	3.53%	5.52%
2002	177.8	1.14%	0.00%
2003	183.1	2.98%	3.53%
2004	186.2	1.69%	0.00%
2005	191.8	3.01%	3.63%
2006	198.7	3.60%	5.75%
2007	203.499	2.42%	1.49%
2008	211.693	4.03%	7.30%

For example, the hypothetical interest rate applicable to the hypothetical interest period beginning on May 8, 2004 would have been 3.63% per annum, determined in the following manner.

The index level for the interest period beginning on May 8, 2004 equals the level of the index for the month of February included in such interest period, or 191.8, and the index level for the interest period immediately preceding such interest period is 186.2. Therefore, the hypothetical annual inflation rate for the interest period beginning on May 8, 2004 equals the quotient of (i) the index level for such interest period minus the index level for the immediately preceding interest period divided by (ii) the index level for the immediately preceding interest period, expressed as percentage, or 3.01%.

Since the hypothetical annual inflation rate of 3.01% is greater than the lower threshold of 2% and less than the upper threshold of 6%, the interest rate applicable to the interest period beginning on May 8, 2004 would have been the product of (i) the multiplier of 3.6 times (ii) the result of the annual inflation rate minus 2%, or 3.63% per annum (rounded down).

We cannot predict the actual index level with respect to any interest period or the market value of your notes, nor can we predict the relationship between the level of the index and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the notes will receive, if any, at each interest payment date and the rate of return on the notes will depend on the multiplier we will set on the trade date and the actual index level determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date may be very different from the information reflected in the examples above.

The Consumer Price Index

The index is a measure of the average change in prices over time of goods and services purchased by households.

Reference population

The index are published by the BLS for the population group that covers approximately 87 percent of the total U.S. population, which includes almost all residents of urban or metropolitan areas, including wage earners, clerical workers, professionals, self-employed, the poor, managerial, technical workers, short-term workers, retirees and others not in the labor force. Not included in the index are the spending patterns of persons living in rural nonmetropolitan areas, farm families, persons in the Armed Forces, and those in institutions, such as prisons and mental hospitals. Data for the index is collected in 87 urban areas across the United States from about 50,000 housing units and approximately 23,000 retail establishments (which include department stores, supermarkets, hospitals, filling stations, and other types of stores and service establishments).

Goods and services covered by the index

The index represents all goods and services purchased for consumption by the reference population. The BLS classifies all expenditure items into more than 200 categories, arranged into eight major groups. Major groups and examples of categories in each are as follows:

•	Food and beverages: breakfast cereal, milk, coffee, chicken, wine, service meals and snacks;

•	Housing: rent of primary residence, owners’ equivalent rent, fuel oil and bedroom furniture;

•	Apparel: men’s shirts and sweaters, women’s dresses and jewelry;

•	Transportation: new vehicles, airline fares, gasoline and motor vehicle insurance;

•	Medical care: prescription drugs and medical supplies, physicians’ services, eyeglasses and eye care and hospital services;

•	Recreation: televisions, pets and pet products, sports equipment and admissions;

•	Education and communication: college tuition, postage, telephone services, computer software and accessories; and

•	Other goods and services: tobacco and smoking products, haircuts and other personal services and funeral expenses.

Also included within these major groups are various government-charged user fees, such as water and sewerage charges, auto registration fees, and vehicle tolls. In addition, the index includes taxes that are directly associated with the prices of specific goods and services, such as sales and excise taxes. However, the index excludes taxes not directly associated with the purchase of consumer goods and services, such as income and Social Security taxes. Nor does the index include investment items, such as stocks, bonds, real estate, and life insurance.

For each of the more than 200 item categories, using statistical procedures, the BLS chooses samples of several hundred specific items within selected business establishments frequented by consumers to represent the thousands of varieties available in the marketplace.

Data collection

Each month, data collectors of the BLS visit or call thousands of retail stores, service establishments, rental units and doctors’ offices in urban areas in the United States to obtain information on the prices of about 80,000 items representing a scientifically selected sample of the prices paid by consumers for the goods and services purchased. Prices of fuels and a few other items are obtained every month in all 87 locations. Prices of most other commodities and services are collected every month in the three largest geographic areas and every other month in other areas.

The recorded information is sent to the national office of the BLS where commodity specialists who have detailed knowledge about the particular goods or services priced review the data. These specialists check the data for accuracy and consistency and make any necessary corrections or adjustments which can range from an adjustment for a change in the size or quantity of a packaged item to more complex adjustments based upon statistical analysis of the value of an item’s features or quality. Through these adjustments, the BLS tries to prevent changes in the quality of items from affecting the level of the index.

Calculation

In calculating the index, price changes for the various items in each location where data are gathered are averaged based on their weights, which represent the importance of the relevant item in the spending of the appropriate population group. Local data are then combined to obtain a national average. The level of the index is considered final when released, but is issued in preliminary form and subject to two annual revisions.

The index measures price change from a designed base reference period. The base reference period for the index is from 1982-1984, and the level of the index during the base reference period is set at 100.

Update or revision of the index

Historically, BLS has updated the base reference period every 10 years or so, and will update and revise the base reference period if there are significant changes in consumer buying habits or shifts in population distribution or demographics. In addition, the BLS may reselect a new geographic sample that accurately reflects the current population distribution and other demographic factors based on the census conducted every 10 years by the Department of Commerce. Also, as a matter of policy, the BLS is continually researching improved statistical methods to apply to the calculation of the index. Thus, even between major revisions, further update or revisions to the index methodology can be made.

Seasonally unadjusted data

Because price data are used for different purposes by different groups, the BLS publishes seasonally adjusted as well as unadjusted changes each month. Seasonal adjustment is achieved by eliminating the effect of changes that normally occur at the same time and in about the same magnitude every year — such as price movements resulting from changing climatic conditions, production cycles, model changeovers, holidays and sales. The index to which your notes are linked is a non-seasonally adjusted variety.

Seasonally Unadjusted Data

Because price data are used for different purposes by different groups, the BLS publishes seasonally adjusted as well as unadjusted changes each month. Seasonal adjustment is achieved by eliminating the effect of changes that normally occur at the same time and in about the same magnitude every year — such as price movements resulting from changing climatic conditions, production cycles, model changeovers, holidays and sales. The index to which your notes are linked is a non-seasonally adjusted variety.

Limitations of the index

The index may not be applicable to all population groups. For instance, the index is designed to measure the experience with price change of the U.S. urban population and thus may not accurately reflect the experience of people living in rural areas.

The index is a statistical estimate that is subject to sampling error because it is based upon a sample of retail prices and not the complete universe of all prices. The BLS calculates and publishes estimates of the 1-month, 2-month, 6-month and 12-month percent change standard errors annually for the index.

Furthermore, non-sampling errors occur from a variety of sources. Unlike sampling errors, they can cause persistent bias in the measurement of the index. Non-sampling errors are caused by problems of price data collection, logistical lags in conducting surveys, difficulties in defining basic concepts and their operational implementation, and difficulties in handling the problems of quality change. Non-sampling errors can be far more hazardous to the accuracy of a price index than sampling errors.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•

or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments and this will depend upon whether or not it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front or Back-Loaded”). We do not expect interest on the notes to be Front or Back-Loaded and we intend to report payments on the notes in accordance with such position. Accordingly, assuming that the return on the notes is not expected to be Front or Back-Loaded, in the opinion of Sullivan & Cromwell LLP, your notes should be treated as variable rate debt instruments for United States federal income tax purposes. Under this characterization, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss.

If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front or Back Loaded, the Internal Revenue Service could treat your note as a single debt instrument subject to special rules governing contingent payment obligations. Please consult your tax advisor with respect to the possible application and consequences of these rules.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $                    . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii)

to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200.000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Additional Risk Factors Specific to Your Notes	S-2
Specific Terms of Your Notes	S-6
Use of Proceeds and Hedging	S-11
The Index	S-12
Supplemental Discussion of Federal Income Tax Consequences	S-16
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Inflation-Linked Notes due

(Coupon Linked to Annual Changes in the Consumer Price Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.